UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 1)*

Under the Securities Exchange Act of 1934

UNIVERSAL AMERICAN CORP.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

        91338E101
(CUSIP Number)

Michael C. Neus Perry Corp. 767 Fifth Avenue, 19th Floor New York, New York 10153 (212) 583-4000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

             June 21, 2016
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Continued on following page(s)
Page 1 of 6 Pages

CUSIP No. 91338E101	Page 2 of 6 Pages

1           Names of Reporting Persons
             I.R.S. Identification Nos. of above persons (entities only)

Perry Corp.

2           Check the Appropriate Box If a Member of a Group (See Instructions)

a.           [   ]
b.           [X]

3           SEC Use Only

4           Source of Funds (See Instructions)

WC

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[  ]

6           Citizenship or Place of Organization

New York

	7	Sole Voting Power
Number of Shares		7,787,644
Beneficially Owned By Each	8	Shared Voting Power 0
Reporting Person With	9	Sole Dispositive Power 7,787,644
	10	Shared Dispositive Power
		0

11           Aggregate Amount Beneficially Owned by Each Reporting Person

7,787,644

12           Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                                                                 [  ]

13           Percent of Class Represented By Amount in Row (11)

9.48%

14           Type of Reporting Person (See Instructions)

IA, CO

CUSIP No. 91338E101	Page 3 of 6 Pages

1           Names of Reporting Persons
             I.R.S. Identification Nos. of above persons (entities only)

Richard C. Perry

2           Check the Appropriate Box If a Member of a Group (See Instructions)

a.           [   ]
b.           [X]

3           SEC Use Only

4           Source of Funds (See Instructions)

WC

5            Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[  ]

6           Citizenship or Place of Organization

United States

	7	Sole Voting Power
Number of Shares		7,787,644 (all shares beneficially owned by Perry Corp.)
Beneficially Owned By Each	8	Shared Voting Power 0
Reporting Person With	9	Sole Dispositive Power 7,787,644 (all shares beneficially owned by Perry Corp.)
	10	Shared Dispositive Power
		0

11           Aggregate Amount Beneficially Owned by Each Reporting Person

7,787,644

12           Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                                                                [  ]

13           Percent of Class Represented By Amount in Row (11)

9.48%

14           Type of Reporting Person (See Instructions)

IN, HC

CUSIP No. 91338E101	Page 4 of 6 Pages

This Amendment No. 1 supplements the information set forth in the Schedule 13D filed by Perry Corp., a New York corporation, and Richard C. Perry, an American citizen (collectively, the “Reporting Persons”) with the United States Securities and Exchange Commission on May 4, 2011 (as amended, the “Schedule 13D”) relating to the shares of Common Stock, par value $0.01 per share (the “Shares”) of Universal American Corp., a Delaware corporation (the “Company”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D is supplementally amended as follows.

Item 5.                    Interest in Securities of the Issuer.

(a) – (b) Perry Corp. may be deemed to be the indirect beneficial owner of 7,787,644 Shares, which constitutes approximately 9.48% of the Company’s outstanding Shares.  Perry Corp. may be deemed to have sole power to vote and sole power to dispose of 7,787,644 Shares.  By virtue of his position as President, sole director and sole shareholder of Perry Corp., Richard C. Perry may be considered to indirectly beneficially own 7,787,644 Shares. The Shares beneficially owned by Perry Corp. and Mr. Perry consist of (i) 7,711,515 Shares, (ii) 16,514 restricted Shares, and (iii) 59,615 Shares issuable upon the exercise of options. Each of Perry Corp. and Mr. Perry may also be deemed to be the indirect beneficial owner of 3,300,000 shares of the Company’s non-voting common stock, par value $0.01 per share.

The percentage in the immediately foregoing paragraph is calculated based on a total of 82,064,063 Shares outstanding, as of May 6, 2016 (based on the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2016) plus the 59,615 Shares issueable upon the exercise of options.

None of the persons listed in Exhibit B hereto (other than the Reporting Persons as disclosed herein) beneficially own Shares.

(c)           Except as set forth on Exhibit F hereto, there have been no transactions with respect to the Shares during the sixty days prior to the Date of Event by either Perry Corp. or Richard C. Perry or any of the persons listed in Exhibit B hereto.

(d)           The limited partners of (or investors in) each of two or more private investment funds, or their respective subsidiaries or affiliated entities, for which Perry Corp. acts as general partner and/or investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock (as well as preferred stock and options) held for the accounts of their respective funds in accordance with their respective limited partnership interests (or investment percentages) in their respective funds.

(e)           Not applicable.

Item 6.                    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses to Items 3, 4 and 5 of the Schedule 13D are incorporated herein by reference.

On June 21, 2016, the Perry Funds and the Company entered into a Stock Purchase Agreement (the “SPA”) pursuant to which the Company conditionally agreed to purchase from the Perry Funds at least 75% of the non-voting shares of common stock, par value $0.01 per share, and Shares held

CUSIP No. 91338E101	Page 5 of 6 Pages

by the Perry Funds at a price per share of $6.80 (the “Purchase”).  The Company’s obligation to purchase these shares is subject to the consummation of a private offering of up to $100 million principal amount of Convertible Senior Notes due 2021 to qualified institutional buyers pursuant to Rule 144A of the Securities Act of 1933, as amended, and certain customary conditions. Upon the closing of the Purchase, Mr. Perry has agreed to resign from the Company’s board of directors.

The foregoing description of the SPA is a summary only and is qualified in its entirety by reference to the full text of the SPA, which is filed as Exhibit G to this Schedule 13D and is hereby incorporated by reference in response to this Item 6.

                                On June 21, 2016, Perry Corp., Mr. Perry and the Perry Funds entered into that certain Lock-Up Agreement (the “Lock-Up Agreement”) pursuant to which Perry Corp. and the Perry Funds agreed that, during the period beginning on June 21, 2016 and ending 60 days after the closing, they will not, without the prior written consent of Goldman, Sachs & Co., (i) transfer or dispose of, directly or indirectly, any securities of the Company that are substantially similar to the Shares or convertible senior notes of the Company, or any securities that are convertible into or exchangeable for, or represent the right to receive, Shares or any substantially similar securities of the Company, or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Shares or any substantially similar securities of the Company.  Notwithstanding the foregoing, the Lock-Up Agreement provides Perry Corp. and the Perry Funds with certain limited exceptions to the transfer restrictions.

                                The foregoing description of the Lock-Up Agreement is a summary only and is qualified in its entirety by reference to the full text of the Lock-Up Agreement, which is filed as Schedule H to this Schedule 13D and is hereby incorporated by reference in response to this Item 6.

Except for the arrangements described herein, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other person with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.                   Material to be Filed as Exhibits.

Exhibit A†- Agreement between Perry Corp. and Richard C. Perry to file this Schedule 13D and any amendments thereto jointly on behalf of each of them.

Exhibit B - Executive Officers and Directors of Perry Corp. (other than Richard C. Perry).

Exhibit C‡ - Power of Attorney, dated June 21, 2005.

Exhibit D* - Agreement and Plan of Merger, dated as of December 30, 2010, as amended by that certain Amendment No. 1 to Agreement and Plan of Merger, dated as of March 30, 2011, by and among CVS Caremark Corporation, Ulysses Merger Sub, L.L.C. and Universal American Corp.

Exhibit E** - Separation Agreement, dated as of December 30, 2010, as amended by that certain Amendment No. 1 to Separation Agreement, dated as of March 8, 2011, by and among CVS Caremark Corporation, Ulysses Merger Sub, L.L.C. and Universal American Corp.

Exhibit F - Transactions in the Shares effected in the past 60 days.

Exhibit G - Stock Purchase Agreement, dated as of June 21, 2016, by and among Perry Partners L.P., Perry Partners International, Inc., Perry Partners International Master Inc., Perry Private Opportunities Fund L.P., Perry Private Opportunities Offshore Fund L.P., and Universal American Corp.

Exhibit H - Lock-Up Agreement, dated as of June 21, 2016, by and among Perry Corp., Perry Partners L.P., Perry Partners International, Inc., Perry Private Opportunities Fund L.P., Perry Partners International Master Inc., Perry Private Opportunities Offshore Fund L.P. and Richard C. Perry.

† Previously filed as Exhibit A to the initial Perry Corp. Schedule 13D, filed on May 4, 2011, with respect to the securities of Universal American Corporation.
‡ Previously filed as Exhibit C to the initial Perry Corp. Schedule 13D, filed on May 4, 2011, with respect to the securities of Universal American Corporation.
* Incorporated by reference to Annex A to Universal American Corporation’s Definitive Proxy Statement filed April 4, 2011.
** Incorporated by reference to Annex B to Universal American Corporation’s Definitive Proxy Statement filed April 4, 2011

CUSIP No. 91338E101	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  June 23, 2016                                             PERRY CORP.

By:             /s/ Michael C. Neus*
Name:       Richard C. Perry
Title:         President

Date:  June 23, 2016                                             RICHARD C. PERRY

By:            /s/ Michael C. Neus*

*By Michael Neus, attorney-in-fact

EXHIBIT B

Executive Officers and Directors of Perry Corp. (other than Richard C. Perry)

Name	Title
Randall Borkenstein	Chief Financial Officer and Treasurer
Michael C. Neus	General Counsel and Secretary
Todd Westhus	Managing Director
Doreen Mochrie	Managing Director

Each of the persons listed above is a citizen of the United States of America.  The business address for each of the persons listed above is: c/o Perry Corp., 767 Fifth Avenue, 19th Floor, New York, NY 10153.

EXHIBIT F

TRANSACTIONS

The following table sets forth all transactions with respect to Shares effected in the last sixty days by the Reporting Persons in respect of the Shares, inclusive of any transactions effected through 4:00 p.m., New York City time, on June 22, 2016.  Except as otherwise noted below, all such transactions were purchases or sales of Shares effected in the open market, and the table includes commissions paid in per share prices.

FOR THE ACCOUNT OF	NATURE OF TRANSACTION	DATE OF TRANSACTION	AMOUNT OF SECURITIES	PRICE PER SHARE
Perry Partners, L.P.	Exercise of options	05/02/2016	11,579	$9.331
Perry Partners International Inc.	Exercise of options	05/02/2016	18,934	$9.331
Perry Private Opportunities Offshore Fund, L.P.	Exercise of options	05/02/2016	384	$9.331
Perry Private Opportunities Fund, L.P.	Exercise of options	05/02/2016	2,103	$9.331
Perry Partners, L.P.	Payment of exercise price of options by withholding Shares	05/02/2016	9,551	$0
Perry Partners International Inc.	Payment of exercise price of options by withholding Shares	05/02/2016	15,618	$0
Perry Private Opportunities Offshore Fund, L.P.	Payment of exercise price of options by withholding Shares	05/02/2016	317	$0
Perry Private Opportunities Fund, L.P.	Payment of exercise price of stock options by withholding Shares	05/02/2016	1,735	$0

________________
1 The exercise price of $9.33 was adjusted to account for dividends totaling $3.35.  Each of the Perry Funds paid the exercise price of the options by allowing the Company to withhold Shares with a value equal to the aggregate exercise price.

EXECUTION VERSION

EXHIBIT G

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE  AGREEMENT (this “Agreement”) is made and entered into as of June 21, 2016 by and among Perry Partners L.P., Perry Partners International, Inc., Perry Partners International Master Inc., Perry Private Opportunities Fund L.P. and Perry Private Opportunities Offshore Fund L.P. (each such party a “Seller” and collectively referred to as the “Sellers”), and Universal American Corp. (the “Buyer”).

WHEREAS, the Sellers, collectively, beneficially own 11,011,515 shares of common stock, par value $0.01 per share, of the Buyer (the “Common Stock” and such shares so owned, the “Seller Shares”), as set forth on Schedule A hereto;

WHEREAS, each Seller desires to sell to the Buyer, and the Buyer desires to purchase from each Seller, the Repurchase Shares;

WHEREAS, contemporaneously with entry into this Agreement, the Buyer is entering into a stock purchase agreement with Welsh, Carson, Anderson & Stowe X, L.P. and WCAS Management Corp. in substantially the same form as this Agreement (the “WCAS Agreement”); and

WHEREAS, the parties hereto desire to set forth the terms and conditions of their agreements and understandings.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Agreement, intending to be legally bound, hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Certain Defined Terms. For purposes of this Agreement:

(a) “Additional Closing” means the closing of the purchase and sale of the Additional Repurchase Shares.

(b) “Additional Note Closing” means any additional closing of the sale of convertible notes issued by the Buyer in the Offering pursuant to the exercise of the underwriter’s option to purchase additional convertible notes, which closing may or may not occur on the same date and time as the Initial Note Closing.

(c)  “Additional Repurchase Shares” means, with respect to a Seller, a number of shares of Common Stock equal to (i) (A) the Specified Additional Proceeds divided by (B) the Per Share Price multiplied by (ii) such Seller’s Seller Percentage, rounded down to the nearest whole share.

(d)  “affiliate” shall have the meaning ascribed to such term under the Securities Exchange Act of 1934, as amended; provided, that, notwithstanding such definition, each Seller shall be deemed an affiliate of each other Seller, and each of Richard Perry and Perry Corp. shall be deemed an affiliate of each Seller.

(e) “Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by Law to be closed in New York, New York.

(f) “Closing Dates” means the Initial Closing Date together with the Additional Closing Date.

(g) “Closings” means the Initial Closing together with the Additional Closing.

(h) “Code” means the U.S. Internal Revenue Code of 1986, as amended.

(i) “Encumbrance” means any call, charge, claim, limitation, condition, equitable interest, contract, mortgage, lien, option, commitment, demand, pledge, security interest, easement, encroachment, right of first refusal, adverse claim or encumbrance or restriction of any kind, including any federal, state or local tax lien and any restriction on transfer or other assignment (other than any contractual lock-up restrictions signed at the request of the Buyer or its Representatives), as security or otherwise, of or relating to use, quiet enjoyment, voting, transfer, receipt of income or exercise of any other attribute of ownership.

(j) “Governmental Authority” means (i) any federal, state, local, foreign or international government or governmental authority, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, court, tribunal, arbitrator or arbitral body (public or private); (ii) any self-regulatory organization; and (iii) any political subdivision of any of the foregoing.

(k) “Initial Closing” means the closing of the purchase and sale of the Initial Repurchase Shares.

(l) “Initial Note Closing” means the initial closing of the sale of convertible notes of the Buyer in the Offering.

(m) “Initial Repurchase Shares” means, with respect to a Seller, the number of shares of Common Stock set forth in the “Initial Repurchase Shares” column with respect to such Seller on Schedule A.

(n) “IRS” shall mean the United States Internal Revenue Service.

(o) “Per Share Price” means $6.80.

(p) “Person” means any natural person, corporation, company, partnership, association, limited liability company, limited partnership, limited liability partnership, trust or other legal entity or organization, including a Governmental Authority.

(q) “Representatives” means, with respect to any Person, such Person’s officers, directors, principals, trustees, executors, personal representatives, fiduciaries employees, subsidiaries, affiliates, equityholders, legal counsel, advisors, auditors, agents, bankers and other representatives.

(r)  “Repurchase Shares” means, collectively, the Initial Repurchase Shares and the Additional Repurchase Shares.

(s) “Section 302 Certification” shall have the meaning given in Section 2.2(b).

(t) “Seller Percentage” means, with respect to a Seller, the percentage set forth in the “Seller Percentage” column with respect to such Seller on Schedule A.

(u) “Specified Additional Proceeds” means an amount that is determined by the Buyer in its sole and absolute discretion, which amount shall be equal to the “Specified Additional Proceeds” under the WCAS Agreement. For the avoidance of doubt, in no event shall such amount result in any Seller being required to sell any shares of Common Stock that are not Seller Shares.

(v) “Transactions” means the transactions contemplated by this Agreement or any Transaction Document.

ARTICLE II

PURCHASE AND SALE

Section 2.1 Purchase and Sale of the Repurchase Shares.

(a) Subject to the terms and conditions of this Agreement, at the Initial Closing, each Seller agrees to sell, assign, transfer, convey and cause to be delivered to the Buyer its Initial Repurchase Shares, free and clear of all Encumbrances, and the Buyer shall purchase each Initial Repurchase Share from the applicable Seller at the Per Share Price.

(b) Subject to the terms and conditions of this Agreement, at the Additional Closing, if any, each Seller agrees to sell, assign, transfer, convey and cause to be delivered to the Buyer its Additional Repurchase Shares, free and clear of all Encumbrances, and the Buyer shall purchase each Additional Repurchase Share from the applicable Seller at the Per Share Price.

Section 2.2 Withholding Rights.

(a) Buyer shall not be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement under the Code, or any provision of state, local or foreign tax law, except to the extent provided by Section 2.2(c).

(b) Prior to each Closing each Seller shall provide to the Buyer (i) a properly completed IRS Form W-9 or an appropriate IRS Form W-8, as applicable, and (ii) in the case of a Seller that is not a United States person (within the meaning of Section 7701(a)(30) of the Code, such Seller provides documentation substantially in the form of Exhibit A hereto to the Buyer certifying that such Seller meets at least one of the “complete termination,” “substantially disproportionate” or “not essentially equivalent to a dividend” tests under Section 302(b) of the Code (the “Section 302 Certification”).

(c) If a Seller that is not a United States person fails to provide the Section 302 Certification prior to Closing or fails to certify on such Section 302 Certification that it meets at least one of the tests under Section 302(b) of the Code, the Buyer shall treat the sale of Common Stock as a “distribution” subject to Section 301 of the Code, and in such case the Buyer shall withhold an amount therefrom, such amount to be calculated based on the Buyer’s reasonable estimate of the Buyer’s current and accumulated earnings and profits for the year in which the Closing occurs, as determined in accordance with Treasury Regulation Section 1.1441-3(c)(2)(ii) and a withholding tax rate of 30%; provided, that if such Seller certifies as to its eligibility for a reduced rate of withholding pursuant to an income tax treaty on IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, provided to the Buyer by such Seller, any such withholding shall be made at such reduced rate.

ARTICLE III

CLOSING; TERMINATION

Section 3.1 Closing.

(a) The Initial Closing shall occur at the offices of Paul, Weiss, Rifkind, Wharton & Garrison LLP at 10:00 am (New York time) on the next Business Day following satisfaction of the closing conditions set forth in Section 3.2 and Section 3.3 (other than any conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at the Closing).  The date of the Initial Closing is herein referred to as the “Initial Closing Date”.  The Buyer and each Seller agree to use commercially reasonable efforts to cause each Closing to occur as soon as possible after the date hereof; provided, that each Seller acknowledges and agrees that neither the Buyer’s failure to consummate the Offering nor the failure of an Additional Note Closing to occur shall constitute a breach of the Buyer’s obligations under this Agreement and the Buyer shall not have any liability to any Person as a result of the failure of the Offering to occur for any reason.

(b) The Additional Closing, if any, shall occur at the offices of Paul, Weiss, Rifkind, Wharton & Garrison LLP at 10:00 am (New York time) on or within 35 days following the date of the Initial Closing and following satisfaction of the closing conditions set forth in Section 3.2 and Section 3.3 (other than any conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at the Closing).  The date of the Additional Closing is herein referred to as the “Additional Closing Date”.  The parties acknowledge and agree that whether or not the Additional Closing occurs shall be in the sole and absolute discretion of the Buyer.  The Buyer shall notify the Sellers of the Additional Closing Date and the Specified Additional Proceeds as soon as reasonably practicable after but in all events at least two Business Days prior to the Additional Closing.

Section 3.2 Conditions to Closing of the Seller.  The respective obligations of each Seller to consummate the transactions contemplated hereby shall be subject to the fulfillment at or prior to the applicable Closing of each of the conditions set forth in this Section 3.2, unless waived in writing by the applicable Seller.  No Seller may rely on the failure of any condition set forth in this Section 3.2 if a Seller’s failure to comply with any provision of this Agreement was a proximate cause of such failure of condition.

(a) No Injunction.  There shall not have been enacted or promulgated after the date hereof any law or order by a Governmental Authority that enjoins or otherwise prohibits consummation of the Transactions and (ii) there shall not be in effect any injunction (whether temporary, preliminary or permanent) by any Governmental Authority of competent jurisdiction that enjoins or otherwise prohibits consummation of the Transactions.

(b) Representations and Warranties. The representations and warranties of each of the Buyer in this Agreement shall be true and correct, and an authorized officer of the Buyer shall deliver certificates to the Sellers dated as of the applicable Closing Date to such effect.

(c) Covenants.  The Buyer shall have performed in all material respects all obligations and covenants required to be performed by it under this Agreement at or before the applicable Closing Date and an authorized officer of the Buyer shall deliver certificates to the Sellers dated as of the applicable Closing Date to such effect.

Section 3.3 Conditions to Closing of the Buyer.  The obligations of the Buyer to consummate the transactions contemplated hereby shall be subject to the fulfillment at or prior to the applicable Closing of each of the conditions set forth in this Section 3.3.  The Buyer may not rely on the failure of any condition set forth in this Section 3.3 if the Buyer’s failure to comply with any provision of this Agreement was a proximate cause of such failure of condition.

(a) No Injunction.  There shall not have been enacted or promulgated after the date hereof any law or order by a Governmental Authority that enjoins or otherwise prohibits consummation of the Transactions and (ii) there shall not be in effect any injunction (whether temporary, preliminary or permanent) by any Governmental Authority of competent jurisdiction that enjoins or otherwise prohibits consummation of the Transactions.

(b) Representations and Warranties. The representations and warranties of each Seller in this Agreement shall be true and correct, and an authorized officer of each Seller shall deliver a certificate to the Buyer dated as of the applicable Closing Date to such effect.

(c) Covenants.  Each Seller shall have performed in all material respects all obligations and covenants required to be performed by it under this Agreement at or before the applicable Closing Date and an authorized officer of each Seller shall deliver a certificate to the Buyer dated as of the applicable Closing Date to such effect.

(d) Offering. The Buyer shall have consummated an offering of convertible notes issued by the Buyer in the aggregate amount of not less than $100 million, on terms and conditions reasonably acceptable to the Buyer, and received net proceeds in an amount not less than $96 million in immediately available funds therefrom (the “Offering”); provided, that each Seller acknowledges and agrees that the failure to consummate the Offering shall not constitute a breach of the Buyer’s obligations under the Agreement and the Buyer shall not have any liability to any Seller as a result of the failure of the Offering to occur for any reason.

(e) Instruments of Conveyance.  Each Seller shall have delivered to the Buyer the items referenced in Section 3.4(a) of this Agreement.

(f) Lock-up Agreement.  Each Seller shall have delivered to the Buyer the items referenced in Section 3.4(b) of this Agreement.

(g) Resignations.  The Sellers shall have caused the delivery to the Buyer of the items referenced in Section 3.4(c) of this Agreement.

(h) Other Closing. (i) The “Initial Closing” (as defined in the  WCAS Agreement) shall occur simultaneously with the Initial Closing hereunder or (ii) the “Additional Closing” (as defined in the WCAS Agreement) shall occur simultaneously with the Additional Closing hereunder, as applicable.

Section 3.4 Deliveries.

(a) Instruments of Conveyance and Transfer.

(i) At each Closing, with respect to each Repurchase Share that is not subject to Section 3.4(a)(ii), each Seller shall deliver to the Buyer evidence that such Seller has completed electronic delivery of the applicable Repurchase Shares through the Depository Trust Company Deposit/Withdrawal at Custodian system to the account of the Buyer, in each case evidencing the transfer of the applicable Repurchase Shares to the Buyer, dated as of the applicable Closing Date, and in such form satisfactory to the Buyer as shall be effective to vest in the Buyer good and valid title to the applicable Repurchase Shares, free and clear of any Encumbrance. Each Seller shall at any time, and from time to time, following a Closing, execute, acknowledge and deliver all further assignments, transfers, and any other such instruments of conveyance, upon the request of the Buyer, to confirm the sale of any Repurchase Shares hereunder.

(ii) At each Closing, with respect to each Repurchase Share represented by a stock certificate issued in the name of such Seller, such Seller shall deliver to the Buyer certificates representing all such Repurchase Shares accompanied by stock powers duly endorsed in blank, in each case, in form and substance for transfer reasonably acceptable to Buyer, free and clear of all Encumbrances.

(b) Lock-up Agreement.  Contemporaneously with entering into this Agreement, each Seller shall, and shall cause Richard Perry to, deliver to the Buyer a duly executed lock-up agreement (each, a “Lock-up Agreement”) in substantially the form attached hereto as Schedule B.

(c) Director Resignations. Each Seller shall cause Richard Perry to deliver to the Buyer at the Initial Closing his irrevocable written resignation from the Board of Directors of the Buyer (the “Board”) and each committee thereof, in a form attached hereto as Schedule C, which resignation shall be effective as of the Initial Closing.

(d) Payment.  At each Closing, the Buyer shall deliver to each Seller (or cause to be delivered) by wire transfer of immediately available funds, in accordance with Schedule D, an aggregate amount equal to the sum of (i) the Per Share Price multiplied by the number of Repurchase Shares to be sold to the Buyer by such Seller at such Closing plus (ii) the amount payable to such Seller in accordance with Section 5.19.

Section 3.5 Termination.

(a) This Agreement may be terminated at any time prior to the Initial Closing:

(i) by mutual consent of the Sellers and the Buyer; or

(ii) by either the Sellers or the Buyer if the Initial Closing shall not have occurred on or before July 15, 2016, except that the right to terminate this Agreement under this Section 3.5(a)(ii) shall not be available to any party to this Agreement whose breach (or whose affiliate’s breach) of this Agreement has been a proximate cause of the failure of the Initial Closing to have occurred by such date.

(b) If this Agreement is validly terminated pursuant to thisSection 3.5, except as set forth in thisSection 3.5, it shall become void and of no further force and effect, with no liability on the part of any party to this Agreement (or any Representative of such party), except that (without limiting the proviso to the last sentence of Section 3.1(a) if such termination results from the willful and material (a) failure of any party to perform its covenants, obligations or agreements contained in this Agreement or (b) breach by any party of its representations or warranties contained in this Agreement, then such party shall be liable for any damages incurred or suffered by the other parties as a result of such failure or breach.  The provisions of the proviso to the last sentence of Section 3.1(a), this Section 3.5(b)  (Effect of Termination) and ARTICLE V (General Provisions) (other than Section 5.2, Section 5.3, Section 5.17 Section 5.18, Section 5.19 and the last sentence of Section 5.20) shall survive any termination of this Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES

Section 4.1 Representations and Warranties of Each Seller. As of the date hereof and each Closing, each Seller represents and warrants that:

(a) Such Seller has the corporate or partnership (as applicable) power, legal right and authority to execute, deliver and perform its obligations hereunder and to consummate the Transactions, including the necessary power and authority to sell, assign, transfer and deliver the Repurchase Shares to be sold by such Seller hereunder.

(b) The execution and delivery of this Agreement and the Lock-up Agreement and each other document contemplated hereby and thereby (the “Transaction Documents”), the performance of its obligations under the Transaction Documents and the consummation of the Transactions (i) have been duly and validly authorized by all necessary action on part of such Seller and when duly and validly executed, will constitute a legal, valid and binding obligation of such Seller enforceable against such Seller in accordance with its terms, (ii) will not conflict with, result in a breach of, constitute a default under, or violate the organizational documents of such Seller, (iii) will not conflict with or violate in any material respect any law or regulation applicable to such Seller or any Repurchase Shares or otherwise applicable to the Transactions, (iv) will not result in any material breach of, constitute a material default (or an event that, with notice or lapse of time or both, would become a default) under, require any consent of, approval from or notice to any Person pursuant to, give to others any right of termination, amendment, modification, acceleration or cancellation of, or result in the creation of any Encumbrance on any Repurchase Share pursuant to any note, bond, mortgage, indenture, agreement, lease, license, permit, franchise, instrument, obligation or other contract to which such Seller is a party or is bound or by which any Repurchase Shares are bound or affected and (v) will not violate any order, writ, injunction or decree of any Governmental Authority to which such Seller or any of its properties is subject, the effect of any of which, either individually or in the aggregate, would affect the validity of any Repurchase Shares to be sold by such Seller or reasonably be expected to materially impact such Seller’s ability to perform its obligations under the Transaction Documents in a timely manner.

(c) Such Seller is the beneficial owner of each Seller Share (including the Repurchase Shares), Company Option and Restricted Share set forth next to such Seller’s name on Schedule A, free and clear of any Encumbrance.  Such Seller has the right, authority and power to sell, assign and transfer its Seller Shares (including the Repurchase Shares) to the Buyer.  Upon delivery to the Buyer of the Repurchase Shares at a Closing and the Buyer’s payment in accordance with Section 3.4(d) (but subject to Section 2.2), the Buyer shall acquire good and valid title to the applicable Repurchase Shares, free and clear of any Encumbrance.  Neither such Seller nor any of its respective affiliates owns any shares of Common Stock, any Company Options or any Restricted Shares other than as set forth on Schedule A.  The Exercise Price of the Company Options held by such Seller is set forth on Schedule A. For the avoidance of doubt, in respect of each Closing, each Seller shall have the right to designate which of the Common Stock that it then beneficially owns will constitute Repurchase Shares for the purposes of such Closing, provided that such Seller provides the Buyer written notification of such designation at least two Business Days prior to such Closing.

Section 4.2 Representations and Warranties of the Buyer. As of the date hereof and each Closing, the Buyer represents and warrants that:

(a) The Buyer is duly organized, validly existing and in good standing under the law of the State of Delaware, and has the requisite power and authority to own, lease and operate its assets and properties and to carry on its business as now conducted.

(b) The Buyer has the full, absolute and entire power, legal right and authority to execute, deliver and perform its obligations hereunder and to consummate the Transactions contemplated hereby.

(c) The execution and delivery of the Transaction Documents, the performance of its obligations under the Transaction Documents and the consummation of the Transactions (i) have been duly and validly authorized by all necessary action on part of the Buyer and when duly and validly executed, will constitute a legal, valid and binding obligation of the Buyer enforceable against the Buyer in accordance with its terms, (ii) will not conflict with, result in a breach of, constitute a default under, or violate the organizational documents of the Buyer, (iii) will not conflict with or violate in any material respect any law or regulation applicable to the Buyer or otherwise applicable to the Transactions (including Regulation M promulgated under the Securities and Exchange Act of 1934, as amended), (iv) will not result in any material breach of, constitute a material default (or an event that, with notice or lapse of time or both, would become a default) under, require any consent of, approval from or notice to any Person pursuant to, give to others any right of termination, amendment, modification, acceleration or cancellation of, any note, bond, mortgage, indenture, agreement, lease, license, permit, franchise, instrument, obligation or other contract to which Buyer is a party or is bound, and (v) will not violate any order, writ, injunction or decree of any Governmental Authority to which Buyer or any of its properties is subject, the effect of any of which, either individually or in the aggregate, would reasonably be expected to materially impact Buyer’s ability to perform its obligations under the Transaction Documents in a timely manner.

ARTICLE V

GENERAL PROVISIONS

Section 5.1 Seller Acknowledgments. As of the date hereof and each Closing, each Seller acknowledges and agrees that:

(a) Such Seller has relied solely upon its own investigation and analysis.

(b) Such Seller has not relied upon any representations or warranties (whether oral or written) with respect to the Buyer, the Repurchase Shares or the Buyer’s business, financials, prospects, projections, operations, technology, assets, liabilities, results of operations, financial condition, budgets, estimates or operational metrics or any other matter, or as to the accuracy or completeness of any of the information (including any statement, document or agreement delivered pursuant to the Transaction Documents and any financial statements and any projections, estimates or other forward-looking information) provided or otherwise made available to the Sellers or their Representatives.

(c) Such Seller has received all the information it considers necessary or appropriate for deciding whether to sell the Repurchase Shares and has made its own analysis and decision to sell the Repurchase Shares to the Buyer based upon such information as such Seller deems appropriate.

(d) None of the Buyer, its Representatives or any other Person has made any representation or warranty, express or implied, except as expressly set forth herein, regarding any aspect of the sale and purchase of the Repurchase Shares or the Buyer’s business, financials, prospects, projections, operations, technology, assets, liabilities, results of operations, financial condition, budgets, estimates or operational metrics or any other matter, or as to the accuracy or completeness of any of the information (including any statement, document or agreement delivered pursuant to the Transaction Documents and any financial statements and any projections, estimates or other forward-looking information) provided or otherwise made available to the Sellers or their Representatives.

(e) The Buyer and its Representatives may possess material non-public information not known by a Seller regarding or relating to the Buyer, including information concerning the Buyer’s business, financials, prospects, projections, operations, technology, assets, liabilities, results of operations, financial condition, budgets, estimates or operational metrics or any other matter.

(f) Such Seller is aware that (i) the Transaction Documents, (ii) the Offering, (iii) the Transactions and (iv) future changes and developments in (A) the Buyer’s business and financial condition and operating results, (B) the industries in which the Buyer competes and (C) overall market and economic conditions, may have a favorable impact on the value of the Repurchase Shares on or after the date of this Agreement.

(g) To the fullest extent permitted by applicable Law, none of the Buyer, any of its Representatives or any other Person shall have any liability or responsibility whatsoever to such Seller or any of its Representatives on any basis (including in contract or tort, under federal or state securities laws or otherwise) based upon any information provided or made available, or statements made (or any omissions therefrom), to such Seller or any of its Representatives, except as and only to the extent expressly set forth in this Agreement.

(h) Such Seller has had a full and complete opportunity to consult legal, tax and business advisors and has in fact consulted such advisors with respect to this Agreement and any matters contemplated hereunder.

Section 5.2 Release, Discharge and Waiver.

(a) Effective from and after the Initial Closing Date, each Seller, for itself and its Representatives (including Perry Corp. and Richard Perry) and their respective heirs, successors and assigns (together, the “Releasors”), hereby irrevocably, absolutely and unconditionally forever releases and discharges, and covenants not to sue, the Buyer or any of its subsidiaries or affiliates and their respective future, present or past Representatives and their respective successors and assigns (together, the “Releasees”), from and with respect to any and all claims, rights, causes of action, suits, obligations, debts, demands, liabilities, controversies, costs, expenses, fees or damages of any kind, in law or in equity, which such Releasor has ever had, now has or which such Releasor can, shall or may have, against a Releasee, whether directly, indirectly, derivatively, representatively or in any other capacity, foreseen or unforeseen, matured or unmatured, known or unknown, fixed or contingent, liquidated or unliquidated, including those which are based upon, arise from or in any way relate to or involve, directly or indirectly, any Releasor’s, direct or indirect, purchase, investment and ownership of the Repurchase Shares, Company Options, Restricted Shares or any other shares of Common Stock owned by a Seller or any of its affiliates (including Restricted Shares), directly or indirectly, as of the date of this Agreement or any Closing Date, including any service on the Board and any committee thereof; provided, that the foregoing provisions of this Section 5.2 shall not prevent a Seller from participating in any damages award, recovery or other remedy that is (i) not based on a claim, suit, demand, complaint or proceeding brought, directly or indirectly, by a Seller or its Representatives and (ii) available to shareholders of the Buyer generally with respect to any action, event, circumstance, omission, matter or thing first occurring after the date of this Agreement and arising from such Seller’s beneficial ownership of Seller Shares, which Seller Shares are not at such time Repurchase Shares; provided, further, that, for clarity, the foregoing provisions of this Section 5.2 shall not operate as a release or discharge of any claim by Richard Perry for indemnification in accordance with Section 8 of the Amended and Restated Certificate of Incorporation of the Buyer. Notwithstanding the foregoing, but subject to Section 5.1, nothing contained in this Section 5.2 shall constitute any release, discharge or waiver to the extent that the applicable claims, rights, causes of action, suits, obligations, debts, demands, liabilities, controversies, costs, expenses, fees or damages arise out of a breach of this Agreement by the Buyer.  EACH SELLER IS AWARE THAT IT MAY HEREAFTER DISCOVER FACTS IN ADDITION TO OR DIFFERENT FROM THOSE IT NOW KNOWS OR BELIEVES TO BE TRUE WITH RESPECT TO THE SUBJECT MATTER OF THE RELEASE PROVIDED FOR IN THIS Section 5.2; HOWEVER, IT IS THE INTENTION OF EACH SELLER THAT SUCH RELEASE BE EFFECTIVE AS A FULL AND FINAL ACCORD AND SATISFACTORY RELEASE OF EACH AND EVERY MATTER SPECIFICALLY OR GENERALLY REFERRED TO IN THIS Section 5.2.  IN FURTHERANCE OF SUCH INTENTION, THE RELEASES GIVEN HEREIN SHALL BE AND REMAIN IN EFFECT AS FULL AND COMPLETE GENERAL RELEASES OF ALL SUCH MATTERS, NOTWITHSTANDING THE DISCOVERY OR EXISTENCE OF ANY ADDITIONAL OR DIFFERENT CLAIMS OR FACTS RELATIVE THERETO.

(b) Effective from and after the Initial Closing Date, the Buyer, for itself and its Representatives (together, the “Buyer Releasors”), hereby irrevocably, absolutely and unconditionally forever releases and discharges, and covenants not to sue, each Seller (including Perry Corp. and Richard Perry) and any of their subsidiaries or affiliates and their respective future, present or past Representatives and their respective successors and assigns (together, the “Seller Releasees”), from and with respect to any and all claims, rights, causes of action, suits, obligations, debts, demands, liabilities, controversies, costs, expenses, fees or damages of any kind, in law or in equity, which such Buyer Releasor has ever had, now has or which such Buyer Releasor can, shall or may have, against a Seller Releasee, whether directly, indirectly, derivatively, representatively or in any other capacity, foreseen or unforeseen, matured or unmatured, known or unknown, fixed or contingent, liquidated or unliquidated, including those which are based upon, arise from or in any way relate to or involve, directly or indirectly, any Seller’s, direct or indirect, purchase, investment and ownership of the Repurchase Shares, Company Options, Restricted Shares or any other shares of Common Stock owned by a Seller or any of its affiliates (including Restricted Shares), directly or indirectly, as of the date of this Agreement or any Closing Date, including any service on the Board and any committee thereof; provided, that the foregoing provisions of this Section 5.2 shall not operate as a release or discharge of any claim or counterclaim of the Buyer related to any action or omission of the Sellers in connection with the first proviso in Section 5.2(a). Notwithstanding the foregoing, but subject to Section 5.1, nothing contained in this Section 5.2 shall constitute any release, discharge or waiver to the extent that the applicable claims, rights, causes of action, suits, obligations, debts, demands, liabilities, controversies, costs, expenses, fees or damages arise out of a breach of this Agreement by any Seller.  THE BUYER IS AWARE THAT IT MAY HEREAFTER DISCOVER FACTS IN ADDITION TO OR DIFFERENT FROM THOSE IT NOW KNOWS OR BELIEVES TO BE TRUE WITH RESPECT TO THE SUBJECT MATTER OF THE RELEASE PROVIDED FOR IN THIS Section 5.2; HOWEVER, IT IS THE INTENTION OF THE BUYER THAT SUCH RELEASE BE EFFECTIVE AS A FULL AND FINAL ACCORD AND SATISFACTORY RELEASE OF EACH AND EVERY MATTER SPECIFICALLY OR GENERALLY REFERRED TO IN THIS Section 5.2.  IN FURTHERANCE OF SUCH INTENTION, THE RELEASES GIVEN HEREIN SHALL BE AND REMAIN IN EFFECT AS FULL AND COMPLETE GENERAL RELEASES OF ALL SUCH MATTERS, NOTWITHSTANDING THE DISCOVERY OR EXISTENCE OF ANY ADDITIONAL OR DIFFERENT CLAIMS OR FACTS RELATIVE THERETO.

(c) Each of the parties to this Agreement represents and warrants that it has not heretofore transferred or assigned, or purported to transfer or assign, to any Person any claims, rights, causes of action, suits, obligations, debts, demands, liabilities, controversies, costs, expenses, fees or damages herein released. Each of the parties represents and warrants that neither it nor any assignee has filed any lawsuit against the other.

Section 5.3 Further Assurances.  At each Closing, Buyer shall take all actions that may be reasonably necessary and do all things reasonably requested to facilitate electronic delivery of the applicable Repurchase Shares through the Depository Trust Company Deposit/Withdrawal at Custodian system, including causing all letters of instruction, opinions of counsel or other documentation that may be required by the Buyer’s transfer agent (the “Transfer Agent”) to facilitate the Closings to be delivered by the Buyer or its Representatives prior to the applicable Closing to the Transfer Agent.

Section 5.4 Amendment; Waiver. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed by or on behalf of each party. No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power.  The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder.  Any agreement on the part of any party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by a duly authorized officer or other authorized Representative on behalf of such party.

Section 5.5 Fees and Expenses.  All fees and expenses incurred in connection with or related to the Transaction Documents and the Transactions shall be paid by the party incurring such fees or expenses, whether or not such transactions are consummated.

Section 5.6 Governing Law.  This Agreement and all disputes or controversies arising out of or relating to this Agreement or the Transactions shall be governed by, and construed and interpreted in accordance with, the internal laws of the State of New York, without giving effect to the principles of conflicts of laws.

Section 5.7 Consent to Jurisdiction; Service of Process.  The parties hereto irrevocably agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, the Transaction Documents or the Transactions shall be brought exclusively in federal or state courts located in the state of New York, and each of the parties hereby irrevocably consents to the exclusive jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.  Each of the parties agrees not to commence any action, suit or proceeding relating thereto except in the courts described above in New York, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in New York as described herein.  Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient.  Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to the Transaction Documents or the Transactions, (a) any claim that it is not personally subject to the jurisdiction of the courts in New York as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) the Transaction Documents, or the subject matter hereof, may not be enforced in or by such courts.

Section 5.8 WAIVER OF JURY TRIAL.  EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES  ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF RELATED TO THIS AGREEMENT OR THE TRANSACTIONS.

Section 5.9 Severability; Invalidity or Unenforceability. Whenever possible, each provision or portion of any provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or portion of any provision in such jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein, so long as the economic and legal substance of the Transactions are not affected in a manner materially adverse to any party hereto.

Section 5.10 Assignment; Successors.  Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise, by any party without the prior written consent of the other parties to this Agreement, and any such assignment without such prior written consent shall be null and void.  Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 5.11 Interpretation.  When a reference is made in this Agreement to a Section, Article, Schedule, Exhibit or Annex such reference shall be to a Section, Article, Schedule, Exhibit or Annex of or to this Agreement unless otherwise indicated.  The headings and other captions in this Agreement are for convenience and reference only and shall not be used in interpreting, construing or enforcing any of the provisions of this Agreement.  All words used in this Agreement will be construed to be of such gender or number as the circumstances require.  The word “including” and words of similar import when used in this Agreement will mean “including, without limitation,” unless otherwise specified. The word “or” shall be disjunctive but not exclusive.  The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of the Agreement.

Section 5.12 No Third-Party Beneficiaries.  Other than as set forth in Section 5.2 and Section 10, nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the parties and their respective successors and permitted assigns any legal or equitable right, benefit or remedy of any nature under or by reason of this Agreement.

Section 5.13 Enforcement.  The parties to this Agreement agree that irreparable damage would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that the parties to this Agreement shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any federal court sitting in the Borough of Manhattan in the City and State of New York or other court of the United States as specified in Section 5.7, this being in addition to any other remedy at law or in equity, and the parties to this Agreement hereby waive any requirement for the posting of any bond or similar collateral in connection therewith. The parties acknowledge and agree that each party hereto shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at law or in equity. Each party hereto agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that (a) the other party has an adequate remedy at law or (b) an award of specific performance is not an appropriate remedy for any reason at law or equity.

Section 5.14 Entire Agreement. The Transaction Documents set forth all of the promises, agreement, conditions, understandings and covenants between the parties hereto with respect to the subject matter referred to herein, and there are no promises other than as set forth herein and therein. Any and all prior agreements with respect to such subject matter are hereby revoked. The Transaction Documents are, and are intended by the parties to be, an integration of any and all prior agreements or understandings, oral or written, with respect to such subject matter.

Section 5.15 Counterparts. This Agreement may be executed in any number of counterparts, which may be by facsimile and/or PDF/e-mail, all of which counterparts taken together shall constitute one and the same instrument.

Section 5.16 Survival of Representations and Warranties.  All representations and warranties and acknowledgments contained herein or made in writing by any party in connection herewith shall survive the execution and delivery of this Agreement and each Closing.

Section 5.17 Standstill. Each of the Sellers agrees that, for a period of three years from the date of the Initial Closing, unless specifically invited in writing by the Buyer, neither any Seller any of their respective affiliates (including Perry Corp. and Richard Perry), or their respective officers, employees, directors or partners, will in any manner, directly or indirectly, (a) effect or seek, offer or propose (whether publicly or otherwise) to effect, or cause or participate in or in any way assist any other person to effect or seek, offer or propose (whether publicly or otherwise) to effect or participate in, (i) any direct or indirect acquisition of any securities (or beneficial ownership thereof) or assets of the Buyer or any of its affiliates, other than the acquisition of up to an aggregate of two percent (2%) of the outstanding common shares of the Buyer solely for passive investment purposes; (ii) any tender or exchange offer, merger or other business combination involving the Buyer or any of its affiliates; (iii) any recapitalization, restructuring, liquidation, dissolution or any other extraordinary transaction with respect to the Buyer or any of its affiliates; or (iv) any “solicitation” of “proxies” (as such terms are used in the proxy rules of the Securities and Exchange Commission) or consents to vote any voting securities of the Buyer or any of its affiliates; (b) form, join or in any way participate in a “group” with respect to the Buyer or any of its affiliates; (c) take any action that might force the Buyer or any of its affiliates to make a public announcement regarding any of the types of matters set forth in (a) above; or (d) enter into any discussions or arrangements with any person with respect to any of the foregoing, provided that the forgoing shall not prevent the Sellers from tendering their shares or otherwise participating in any extraordinary transaction proposed by any third party other than the Sellers.

Section 5.18 Non-Disparagement.  Effective from and after the date of this Agreement, for a period of three years following the date of this Agreement, each Seller shall not (and shall cause each of its Representatives (including Perry Corp. and Richard Perry) not to) knowingly defame or disparage any Releasee, whether in writing or orally and the Buyer shall not (and shall cause each of its Representatives not to) knowingly defame or disparage any Seller or its Affiliates (including Perry Corp. and Richard Perry), whether in writing or orally.

Section 5.19 Treatment of Awards.

(a) Each option to acquire shares of Common Stock held by a Seller or any of its affiliates that was issued by the Buyer (each, a “Company Option”) that is outstanding immediately before the Initial Closing and that is not then exercisable or vested, by virtue of the Initial Closing and without any action by the Buyer or the holder of that Company Option, shall be cancelled and terminated at the Closing without payment or consideration therefor and the holder of such Company Option shall have no rights whatsoever with respect thereto.

(b) Each Company Option that is outstanding immediately before the Initial Closing and is then exercisable and vested, shall by virtue of the Initial Closing and without any action by the Buyer or the holder of that Company Option, shall be cancelled and converted at the Initial Closing into the right to receive from the Buyer at the Closing an amount in cash, without interest, that is equal to the excess, if any, of the closing price of the Company’s common stock on the date of the Initial Closing over the per share exercise or purchase price of the applicable Company Option (the “Exercise Price”), multiplied by the aggregate number of shares of Common Stock in respect of such Company Option immediately before the Closing.

(c) If the Exercise Price of a Company Option is equal to or exceeds the closing price of the Company’s common stock on the date of the Initial Closing, such Company Option shall be cancelled and terminated at the Closing without payment or consideration therefor and the holder of such Company Option shall have no rights whatsoever with respect thereto.

(d) Each unvested share of restricted Common Stock, including performance shares held by a Seller or any of its affiliates (each, a “Restricted Share”), that is outstanding immediately prior to the Initial Closing by virtue of the Initial Closing and without any action by the Buyer or the holder of that Restricted Share, shall be cancelled.  Each other equity award held by a Seller or any of its affiliates, if any, existing as of immediately before the Initial Closing, by virtue of the Initial Closing and without any action by the Buyer or the holder of that equity award, shall be cancelled.

Section 5.20 Filings and Announcements. The Buyer may issue a press release and may file a Current Report on Form 8-K with the U.S. Securities and Exchange Commission (the “SEC”) to announce the execution and delivery of this Agreement and the purchase by the Buyer of the Repurchase Shares and will include a copy of this Agreement as an exhibit to such Form 8-K. No Seller will make any public announcement or issue a press release regarding the Transactions without the prior written consent of the Buyer. Notwithstanding the immediately preceding sentence, the Sellers may file an amendment to their Schedule 13D regarding the sale of the Repurchase Shares at or after 9:00 am (New York time) on [●], 2016 and make any filings required pursuant to Section 16 of the Exchange Act, in each case to the extent required by applicable law.

Section 5.21 Registration Statement. The Buyer shall use commercially reasonable efforts to cause its Registration Statement on form S-3 (File No. 333-191075) to remain effective with respect to the Seller Shares that are not Repurchase Shares until the earlier of (i) six months following the date of this Agreement and (ii) such time as the Sellers no longer beneficially own any of the Seller Shares.

Section 5.22 Notices.  All notices or other communications required or permitted under this Agreement shall be delivered by email to the following persons:

(a) The Sellers: mneus@perrycap.com, with a copy (which shall not constitute notice) to jkochian@akingump.com.

(b) The Buyer:  twolk@universalamerican.com.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

BUYER:

UNIVERSAL AMERICAN CORP.

By:          /s/ Tony L. Wolk
Name:    Tony L. Wolk
Title:       EVP and General Counsel

SELLERS:

PERRY PARTNERS L.P.

By: Perry Corp.,
its Managing General Partner

By:             /s/ Michael C. Neus
Name:       Michael C. Neus
Title:         General Counsel

PERRY PARTNERS INTERNATIONAL, INC.

By: Perry Corp.,
its Investment Manager

By:             /s/ Michael C. Neus
Name:       Michael C. Neus
Title:         General Counsel

PERRY PARTNERS INTERNATIONAL MASTER INC.

By: Perry Corp.,
its Investment Manager

By:             /s/ Michael C. Neus
Name:       Michael C. Neus
Title:         General Counsel

[Signature page to Stock Purchase Agreement]

PERRY PRIVATE OPPORTUNITIES FUND L.P.

By:  Perry Private Opportunities Fund GP, L.L.C.,
its general partner

By: Perry Corp.,
its Managing Member

By:             /s/ Michael C. Neus
Name:       Michael C. Neus
Title:         General Counsel

PERRY PRIVATE OPPORTUNITIES OFFSHORE FUND L.P.

By:  Perry Private Opportunities Offshore Fund (Cayman) GP, L.L.C.,
its general partner

By: Perry Corp.,
its Managing Member

By:             /s/ Michael C. Neus
Name:       Michael C. Neus
Title:         General Counsel

[Signature page to Stock Purchase Agreement]

EXHIBIT H

Universal American Corp.

Lock-Up Agreement

June 21, 2016

Goldman, Sachs & Co.
200 West Street
New York, NY  10282-2198

Re: Universal American Corp. - Lock-Up Agreement

Ladies and Gentlemen:

The undersigned understands that you, as representative (the “Representative”), propose to enter into a Purchase Agreement on behalf of the several Purchasers named in Schedule I to such agreement (the “Purchase Agreement”), with Universal American Corp., a Delaware corporation (the “Company”), providing for the offering (the “Offering”) of Convertible Senior Notes (the “Notes”), convertible at the Company’s election into cash,  shares of common stock, with the par value of $0.01 per share of the Company (“Stock”), or a combination of cash and shares of Stock.

In consideration of the agreement by the Purchasers to offer and sell the Notes, and of other good and valuable consideration the receipt and sufficiency of which is hereby acknowledged, the undersigned agrees that, during the period beginning from the date hereof and continuing to and including the date 60 days after the Time of Delivery (as such term is defined in the Purchase Agreement) (the “Lock-Up Period”), the undersigned will not (i) offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise transfer or dispose of, directly or indirectly, any securities of the Company that are substantially similar to the Notes or the Stock, including but not limited to any securities that are convertible into or exchangeable for, or that represent the right to receive,  shares of Stock or any such substantially similar securities  (collectively, “Securities”), or publicly disclose the intention to make any offer, sale, pledge, disposition or filing or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Securities, whether any such transaction is to be settled by delivery of Stock or such other Securities, in cash or otherwise (other than (x) pursuant to employee stock option plans disclosed, including by incorporation by reference, in the Offering Circular (as defined in the Purchase Agreement) and existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date of the Purchase Agreement and (y) issuances of the Notes pursuant to the Purchase Agreement and any Stock issued upon conversion of the Notes), without your prior written consent.

The foregoing restriction is expressly agreed to preclude the undersigned from engaging in any hedging or other transaction which is designed to or which reasonably could be expected to lead to or result in a sale or disposition of the undersigned’s Stock even if such Stock would be disposed of by someone other than the undersigned.  Such prohibited hedging or other transactions would include without limitation any short sale or any purchase, sale or grant of any right (including without limitation any put or call option) with respect to any of the undersigned’s Stock or with respect to any security that includes, relates to, or derives any significant part of its value from such Stock.

Notwithstanding the foregoing, the undersigned may transfer the undersigned’s Securities (i) as a bona fide gift, gifts, or charitable contributions, provided that the donee or donees thereof agree to be bound in writing by the restrictions set forth herein, and provided, further that no public announcement or filing under the Exchange Act regarding such transfer shall be required or voluntarily made during the Lock-Up Period, (ii) to any immediate family member of the undersigned or any trust, limited liability company, partnership or corporation for the direct or indirect benefit of the undersigned or the immediate family of the undersigned, provided that such recipient, or the trustee of the trust, as applicable, agrees to be bound in writing by the restrictions set forth herein, and provided, further that any such transfer shall not involve a disposition for value, and that no public announcement or filing under the Exchange Act regarding such transfer shall be required or voluntarily made during the Lock-Up Period, (iii) to any beneficiary of or estate of a beneficiary of the undersigned pursuant to a trust, will or other testamentary document or applicable laws of descent, provided that the beneficiary or the estate of a beneficiary thereof agrees to be bound in writing by the restrictions set forth herein or (iv) with the prior written consent of the Representative.  In addition, notwithstanding the foregoing, the undersigned may exercise any warrants, convert convertible securities, or exercise options granted pursuant to the Company’s or its affiliates’ stock option/incentive plans disclosed, including by incorporation by reference, in the Offering Circular (as defined in the Purchase Agreement) and outstanding on the date hereof, provided that the restrictions of this Lock-Up Agreement shall apply to any Securities issued upon such exercise or conversion.  For purposes of this Lock-Up Agreement, “immediate family” shall mean any relationship by blood, domestic partnership, marriage or adoption, not more remote than first cousin.  The undersigned agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of the undersigned’s Securities except in compliance with the foregoing restrictions.

In addition, notwithstanding the foregoing, (a) if the undersigned is a trust, the undersigned may transfer the undersigned’s Securities to a grantor or beneficiary of the trust, provided that no public announcement or filing under the Exchange Act regarding such transfer shall be required or voluntarily made during the Lock-Up Period, and (b) if the undersigned is an individual, the undersigned may transfer to any corporation, partnership, limited liability company or other entity that is wholly-owned by the undersigned and/or by members of the undersigned’s immediate family; provided, however, that in any such case, it shall be a condition to the transfer that the transferee or distributee agrees to be bound in writing by the restrictions set forth herein, provided, further that any such transfer shall not involve a disposition for value, and provided, further that no public announcement or filing under the Exchange Act regarding such transfer shall be required or voluntarily made during the Lock-Up Period.

Notwithstanding the foregoing, it is understood and agreed that this Lock-Up Agreement shall not apply to (a) the sale of any shares of Stock to the Company by the undersigned or its Affiliates in the Initial Closing and Additional Closing (as defined therein) pursuant to those certain repurchase agreements with specified stockholders of the Company as disclosed in the Offering Circular (as defined in the Purchase Agreement), (b) the redemption by the Company or its affiliates of Securities held by or on behalf of an employee in connection with the termination of such employee’s employment, (c) the repurchase of Securities by the Company, not at the option of the undersigned, pursuant to an employee benefit plan in effect on the date hereof or the date of the Purchase Agreement or pursuant to the agreements pursuant to which such Securities were issued, (d) any shares of Stock acquired by the undersigned in the open market, or (e) any transfer or sale of Securities by operation of law, such as pursuant to a qualified domestic order or in connection with a divorce settlement.

In addition, notwithstanding the foregoing, (i) the undersigned may establish a Rule 10b5-1 trading plan during the Lock-Up Period, provided that no transactions thereunder are made until after expiration of the Lock-Up Period, and no public announcement or filing under the Exchange Act regarding the establishment of such Rule 10b5-1 trading plan shall be required or voluntarily made during the Lock-Up Period and (ii) the restrictions in this Lock-Up Agreement do not apply to the withholding by, or transfer, sale or other disposition of Stock to, the Company in connection with the “net” or “cashless” exercise of, or to satisfy the withholding tax obligations (including estimated taxes) of the undersigned in connection with the “net” or “cashless” exercise or vesting of, membership units, restricted stock, restricted stock units, incentive stock options or other stock-based awards.

Notwithstanding the foregoing, the undersigned shall be permitted to make transfers, sales, tenders or other dispositions of the undersigned’s Securities to a bona-fide third party pursuant to a tender or exchange offer made to all holders of the Company’s securities for 100% of the securities of the Company or other transaction, including, without limitation, a merger, consolidation or other business combination involving the acquisition of 100% of the Company that, in each case, has been approved by the Board of Directors of the Company (including, without limitation, entering into any lock-up, voting or similar agreement pursuant to which the undersigned may agree to transfer, sell, tender or otherwise dispose of the undersigned’s Securities in connection with any such transaction, or vote any of the undersigned’s Securities in favor of any such transaction), provided that all of the undersigned’s Securities subject to this Lock-Up Agreement that are not so transferred, sold, tendered or otherwise disposed of remain subject to this Lock-Up Agreement; and provided, further, that it shall be a condition of transfer, sale, tender or other disposition that if such tender offer or other transaction is not completed, any of the undersigned’s Securities subject to this Lock-Up Agreement shall remain subject to the restrictions herein.

Notwithstanding the foregoing, if (i) the closing of the Offering has not occurred prior to August 15, 2016, (ii) the Company earlier notifies the Representative in writing that it does not intend to proceed with the Offering, (iii) the Purchase Agreement (other than any provisions thereof which survive termination) shall terminate or be terminated prior to payment for and delivery of the Notes to be sold thereunder or (iv) the Representative advises the Company in writing prior to the execution of the Purchase Agreement, that it has determined not to proceed with the Offering, this Lock-Up Agreement shall be of no further force or effect and the undersigned shall be released from all obligations hereunder.

The undersigned understands that the Company and the Purchasers are relying upon this Lock-Up Agreement in proceeding toward consummation of the Offering.  The undersigned further understands that this Lock-Up Agreement is irrevocable and shall be binding upon the undersigned’s heirs, legal representatives, successors, and assigns.

Very truly yours,

PERRY CORP.

By:             /s/ Michael C. Neus
Name:       Michael C. Neus
Title:         General Counsel

PERRY PARTNERS L.P.

By: Perry Corp.,
its General Partner

By:             /s/ Michael C. Neus
Name:       Michael C. Neus
Title:         General Counsel

PERRY PARTNERS INTERNATIONAL, INC.

By:             /s/ Michael C. Neus
Name:       Michael C. Neus
Title:         General Counsel

PERRY PRIVATE OPPORTUNITIES FUND L.P.

By: Perry Corp.,
its Geneal Partner

By:             /s/ Michael C. Neus
Name:       Michael C. Neus
Title:         General Counsel

PERRY PARTNERS INTERNATIONAL MASTER INC.

By:             /s/ Michael C. Neus
Name:       Michael C. Neus
Title:         General Counsel

PERRY PRIVATE OPPORTUNITIES OFFSHORE FUND L.P.

By: Perry Corp.,
its General Partner

By:             /s/ Michael C. Neus
Name:       Michael C. Neus
Title:         General Counsel

                                                                                                 /s/ Richard C. Perry
                                                                                                Richard C. Perry

[Signature Page to Lock-Up Agreement]